UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-19978

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	March 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-K	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Alaska Airlines, Inc.

Former name if applicable

Address of principal executive office (Street and number)

     19300 Pacific Highway South

City, State and Zip Code	Seattle, Washington 98188

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Alaska Airlines, Inc. (“we” or the “Company”) has required additional time to revise our financial statements to reflect the following changes to our classification of fuel hedging gains and losses.

     In Alaska Air Group, Inc.’s press release of first quarter results on April 23, 2004, the Company classified gains and losses associated with the ineffective portion of changes in fair value of its fuel hedge positions as a component of aircraft fuel expense rather than nonoperating income (expense) and reclassified the first quarter of 2003 to conform to the 2004 presentation. We have since revised our financial statements to present those gains and losses in nonoperating income (expense), consistent with our historical presentation. There will be no impact from this change on pretax loss, net loss, loss per share, or balance sheet information disclosed in the April 23 press release.

The following table reconciles the classification changes:

	March 31, 2003*	March 31, 2004

Aircraft fuel, press release	$76.1	$93.2
Reclassification	0.8	0.4

Aircraft fuel, Form 10-Q*	$76.9	$93.6

Operating loss, press release	$(60.8)	$(47.6)

	March 31, 2003*	March 31, 2004

Reclassification	(0.8)	(0.4)

Operating loss, Form 10-Q*	$(61.6)	$(48.0)

Other-net, press release	$(0.4)	$(0.2)
Reclassification	0.8	0.4

Other-net, Form 10-Q*	$0.4	$0.2

Nonoperating income (expense), press release	$(9.8)	$(5.6)
Reclassification	0.8	0.4

Nonoperating income (expense), Form 10-Q*	$(9.0)	$(5.2)

*	The amounts for 2003 are as previously reported in the Form 10-Q for that period.

Revision to Previously Filed Financial Statements

     The Company previously recorded unrealized gains and losses related to the ineffective portion of changes in fair value of its fuel hedge positions as non-operating income (expense) and then reclassified those gains and losses to fuel expense as those hedges were settled. This practice was not consistent with the Company’s policy, which was to record the ineffective portion in non-operating income (expense). The Company will amend its financial statements previously filed with the Securities and Exchange Commission to adjust its historical presentation of such items. Such revisions will result in reclassification between operating income (loss) and nonoperating income (expense) in the statements of operations. The revisions have no impact on previously reported pretax income (loss), net income (loss), the balance sheets, the statement of shareholders equity or the statements of cash flows for any prior periods.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Bradley D. Tilden	(206)	392-5040

(Name)	(Area code)	(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes     ☐   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes     ☐   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and,

if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates reporting a net loss of $34.4 million. This anticipated net loss would represent a decrease from the 2003 net loss of $45.1 million, despite very high jet fuel costs ($1.13 per gallon in 2004 compared to $0.99 per gallon in 2003). The Company plans to report operating and pre-tax losses of $48.0 million and $53.2 million, respectively, in 2004 versus $61.6 million and $70.6 million, respectively, in 2003. Results of operations in 2004 were positively impacted by relatively strong winter demand and improved yields. The comparison to 2003 is favorably impacted by a demand drop off in 2003 resulting from the war in Iraq.

Alaska Airlines, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2004	By	/s/ Bradley D. Tilden

Bradley D. Tilden
Executive Vice President/Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).